UNITED STATES
SECURITIES AND EXCHANGECOMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sun River Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86686U
(CUSIP Number)

Donal R. Schmidt, Jr.
Sierra Foxtrot, LP
5646 Milton Street, Suite 130
Dallas, Texas 75225
214-369-7300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86686U

1		name of reporting person Donal R. Schmidt, Jr.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization UNITED STATES OF AMERICA
number of shares beneficially owned by each reporting person with	7	sole voting power 14,938,794 (2)
	8	shared voting power 13,868,481 (1)
	9	sole dispositive power 1,070,313
	10	shared dispositive power 13,868,481 (1)
11		aggregate amount beneficially owned by each reporting person 14,938,794 (2)
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 29.30% (3)
14		type of reporting person in

(1)
Includes: (i) 1,139,000 shares of the Issuer’s Common stock, par value $.0001 per share (“Shares”) held of record by Sierra Foxtrot, LP, a limited partnership over which Donal R. Schmidt, Jr. is the managing member if its general partner, Sierra Foxtrot GenPar, LLC and has shared voting and investment power with other members of his family and (ii) 12,729,481 Shares representing the derivative shares underlying the conversion feature of Sierra Foxtrot’s Secured Convertible Promissory Note from the Issuer dated June 4, 2012.  The 12,729,481 Shares assumes conversion of the $2,545,896.10 principal owed Sierra Foxtrot, LP as of the date of this Statement at a conversion rate of $0.20 per Share and exclusive of any accrued interest.  As of the date of this Statement, Sierra Foxtrot, LP has not converted its debt into Shares.

(2)
Includes: (i) 1,070,313 Shares held of record by Donal R. Schmidt, Jr; (ii) 1,139,000 Shares held of record by Sierra Foxtrot, LP, a limited partnership over which Donal R. Schmidt, Jr. is the managing member if its general partner, Sierra Foxtrot GenPar, LLC and has shared voting and investment power with other members of his family; and (iii) 12,729,481 Shares representing the derivative shares underlying the conversion feature of Sierra Foxtrot’s Secured Convertible Promissory Note from the Issuer dated June 4, 2012.  The 12,729,481 Shares assumes conversion of the $2,545,896.10 principal owed Sierra Foxtrot, LP as of the date of this Statement at a conversion rate of $0.20 per Share and exclusive of any accrued interest.  As of the date of this Statement, Sierra Foxtrot, LP has not converted its debt into Shares.

(3)	Based upon 38,250,701 shares of Common Stock issued and outstanding as of June 13, 2012.

Cusip No. 86686U

1		name of reporting person SIERRA FOXTROT, LP
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization TEXAS
number of shares beneficially owned by each reporting person with	7	sole voting power 13,868,481 (1)
	8	shared voting power 13,868,481 (1)
	9	sole dispositive power -
	10	shared dispositive power 13,868,481 (1)
11		aggregate amount beneficially owned by each reporting person 13,868,481 (1)
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 27.20% (3)
14		type of reporting person PN

(1)
Includes: (i) 1,139,000 shares of the Issuer’s Common stock, par value $.0001 per share (“Shares”) held of record by Sierra Foxtrot, LP, a limited partnership over which Donal R. Schmidt, Jr. is the managing member if its general partner, Sierra Foxtrot GenPar, LLC and has shared voting and investment power with other members of his family and (ii) 12,729,481 Shares representing the derivative shares underlying the conversion feature of Sierra Foxtrot’s Secured Convertible Promissory Note from the Issuer dated June 4, 2012.  The 12,729,481 Shares assumes conversion of the $2,545,896.10 principal owed Sierra Foxtrot, LP as of the date of this Statement at a conversion rate of $0.20 per Share and exclusive of any accrued interest.  As of the date of this Statement, Sierra Foxtrot, LP has not converted its debt into Shares.

(3)	Based upon 38,250,701 shares of Common Stock issued and outstanding as of June 13, 2012.

Item 1.     Security and Issuer

This Schedule 13D (this “Schedule”) relates to the common stock, par value $.0001 per share (the “Shares”), of Sun River Energy, Inc. (the “Issuer”) beneficially held by the reporting persons.  The address of the principal executive offices of the Issuer is 5646 Milton Street, Suite 130, Dallas, Texas 75206.

Item 2.     Identity and Background

(a) Name: Sierra Foxtrot, LP., a Texas limited partnership
(b) Business Address: 7402 Wentwood Drive, Dallas, Texas 75225.
(c) The principal business of Sierra Foxtrot, LP is the holding and investment of family assets for the Schmidt family.
(d) During the last five years, Sierra Foxtrot, LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Sierra Foxtrot, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)  Name: Donal R. Schmidt, Jr.
(b)  Business Address: 5646 Milton Street, Suite 130, Dallas, Texas 75206.
(c) PresentOccupation: Chairman, President and CEO of Issuer
(d) During the last five years, Donal R. Schmidt, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Donal R. Schmidt, Jr.has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America.

Item 3.     Source and Amount of Funds or Other Considerations

On August 1, 2010, Donal R. Schmidt, Jr. (“Mr. Schmidt”) acquired 125,000 Shares for the sale of his shares in PC Operating Texas, Inc. to Issuer.  On August 25, 2011, of the 125,000 Shares, Mr. Schmidt transferred 110,000 to Sierra Foxtrot, LP and gifted 5,000 Shares to his parents and 10,000 Shares to unrelated individuals.

On May 1, 2012, pursuant to an offer from the Board of Directors to exchange his options, authorized under his employment agreement, on a one-to-one basis for Shares, Mr. Schmidt acquired 1,000,000 Shares.

On May 2, 2012, Mr. Schmidt acquired 46,875 Shares of the 187,500 Shares granted to him under the Issuer’s 2011 Incentive Plan which vest between March 31, 2012 and October 31, 2012 for the months of March and April.

On June 7, 2012, Mr. Schmidt acquired 23,438 Shares of the 187,500 Shares granted to him under the Issuer’s 2011 Incentive Plan which vest between March 31, 2012 and October 31, 2012 for the month of May.

On August 24, 2010, Sierra Foxtrot, LP acquired, as a distribution, 669,000 Shares from FTP Oil & Gas LP (“FTP”).  Sierra Foxtrot, LP is a limited partner in FTP.  On August 3, 2010, the Issuer acquired leasehold and well bore interests from FTP, pursuant to the terms of a Purchase and Sale Agreement between the Issuer and FTP. In connection with the acquisition, the Issuer issued an aggregate of 1,338,000 shares of its Common Stock and a convertible note in the principal amount of $1,000,000.00 to FTP. The convertible note (the “FTP Oil Note”) had a term of one year, bore interest at the rate of 8.0% per annum, and was convertible into shares of the Issuer’s Common Stock at a conversion rate of $1.50 per share. The principal amount of the note plus accrued interest was due on the maturity date.

On August 25, 2011, Sierra Foxtrot, LP acquired 110,000 Shares from Donal R. Schmidt, Jr.

On September 2, 2011, Sierra Foxtrot, LP acquired 360,000 Shares upon the conversion by FTP of the FTP Oil Note.

On June 4, 2012, Sierra Foxtrot, LP received a Secured Convertible Promissory Note (“Note”) from Issuer in settlement of the amounts owed to Mr. Schmidt for failure of the Issuer to perform under Mr. Schmidt’s Employment Agreement.  The Note is for a six month term and is due December 4, 2012.  The principal amount of the Note is for Two Million Five Hundred Forty Five Thousand Eight Hundred Ninety Six and 10/100 Dollars ($2,545,896.10) and bears an interest rate of four percent (4%) per annum.

Under the Note, the Sierra Foxtrot, LP has the option in its sole discretion, upon written notice to the Issuer, to convert all or part of the principal balance and interest, but not the employer or employee taxes, into shares of common stock of the Company at a price per share equal to $0.20 per share.  After the due date of the Note, Sierra Foxtrot, LPshall have the option, in its sole discretions, upon written notice to the Issuer, to convert all or part of the principal balance and interest, but not the employer or employee taxes, into Shares of the Issuers at a price per share equal to 85% of the closing price per Share on the date immediately preceding the date of the written notice.

Item 4.     Purpose of Transaction

The information set forth in Items 3 and 6.

The Mr. Schmidt and Sierra Foxtrot, LP acquired the Shares disclosed hereunder pursuant toMr. Schmidt’s employment with Issuer or pursuant to the Secured Promissory Note issued to Sierra Foxtrot, LP on June 4, 2012 by the Issuer.  The Reporting Persons accepted the Secured Promissory Note in satisfaction of amounts owed to Mr. Schmidt for breaches of his employment agreementby the Issuer.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Issuer outside of those contemplated by the Secured Convertible Promissory Note or in connection with Mr. Schmidt’s employment. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Issuer that they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

At the date of this Statement, the Reporting Persons have plans or proposals which would result in:

(a)  The acquisition of additional securities in the Issuer.

In March 2012, the Board of Directors, of the Issuer, awarded Mr. Schmidt 187,500 Shares under the Issuer’s 2011 Incentive Plan which vest between March 31, 2012 and October 31, 2012.

Upon the termination of Mr. Schmidt’s employment contract he agreed to continue working for Issuer in as a director, president and chief executive officer on an at-will basis for six months in exchange for $25,000 per month and if the Issuer is not able to pay cash he agreed to accept 125,000 Shares of common stock of the Issuer per month in lieu thereof.

Except as described above, at the date of this Statement, each of the Reporting Persons has no present plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

Item 5.     Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)   See Items 11 and 13 on the cover pages of this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Issuer owned by the Reporting Persons.  The percentage of ownership is calculated based upon the outstanding shares as of June 13, 2012 of 38,250,701.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Sierra Foxtrot, LP	13,868,481 (1)	27.20% (3)	-	13,868,481 (1)	-	13,868,481 (1)
Donal R. Schmidt, Jr.	14,938,794 (2)	29.30% (3)	1,070,313	13,868,481 (1)	1,070,313	13,868,481 (1)

(1)
Includes: (i) 1,139,000 shares of the Issuer’s Common stock, par value $.0001 per share (“Shares”) held of record by Sierra Foxtrot, LP, a limited partnership over which Donal R. Schmidt, Jr. is the managing member if its general partner, Sierra Foxtrot GenPar, LLC and has shared voting and investment power with other members of his family and (ii) 12,729,481 Shares representing the derivative shares underlying the conversion feature of Sierra Foxtrot’s Secured Convertible Promissory Note from the Issuer dated June 4, 2012.  The 12,729,481 Shares assumes conversion of the $2,545,896.10 principal owed Sierra Foxtrot, LP as of the date of this Statement at a conversion rate of $0.20 per Share and exclusive of any accrued interest.  As of the date of this Statement, Sierra Foxtrot, LP has not converted its debt into Shares.

(2)
Includes: (i) 1,070,313 Shares held of record by Donal R. Schmidt, Jr; (ii) 1,139,000 Shares held of record by Sierra Foxtrot, LP, a limited partnership over which Donal R. Schmidt, Jr. is the managing member if its general partner, Sierra Foxtrot GenPar, LLC and has shared voting and investment power with other members of his family; and (iii) 12,729,481 Shares representing the derivative shares underlying the conversion feature of Sierra Foxtrot’s Secured Convertible Promissory Note from the Issuer dated June 4, 2012.  The 12,729,481 Shares assumes conversion of the $2,545,896.10 principal owed Sierra Foxtrot, LP as of the date of this Statement at a conversion rate of $0.20 per Share and exclusive of any accrued interest.  As of the date of this Statement, Sierra Foxtrot, LP has not converted its debt into Shares.

(3)	Based upon 38,250,701 shares of Common Stock issued and outstanding as of June 13, 2012.

(c) The following table details the transactions by Reporting Persons in Shares during the past sixty (60) days:

Reporting Person	Date	Quantity	Price	Type of Transaction
Donal R. Schmidt, Jr.	May 1, 2012	1,000,000	0	Exchange of 1,000,000 Options for Common Stock(1)
Donal R. Schmidt, Jr.	May 2, 2012	46,875	0	2011 Stock Incentive Plan Grant
Donal R. Schmidt, Jr.	June 7, 2012	23,438	0	2011 Stock Incentive Plan Grant
Sierra Foxtrot, LP	June 4, 2012	12,729,481(2)	$2,545,896.10	Secured Convertible Promissory Note

(1) The Board of Directors authorized the issuance of these shares to Mr. Schmidt in exchange for the stock options which had previously been issued to Mr. Schmidt.

(2) This number represents the number of Shares Sierra Foxtrot, LP would have if it converted the principal of $2,545,896.10 owed it as of the date of this Statement under its June 4, 2012 Secured Convertible Promissory Note at a conversion rate of $0.20 per Share and exclusive of any accrued interest.  As of the date of this Statement, Sierra Foxtrot, LP has not converted its debt into Shares.

(d) Not Applicable

(e) Not Applicable

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.     Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit 99.1	Joint Filing Agreement, dated as of June 14, 2012, by and between Mr. Schmidt and Sierra Foxtrot, LP

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned herby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2012

SIERRA FOXTROT, LP

By: Sierra Foxtrot GenPar, LLC

By: /s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr., Managing Member

DONAL R. SCHMIDT, JR.

By: /s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Individually

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Sun River Energy, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 14th day of June, 2012.

SIERRA FOXTROT, LP

By: Sierra Foxtrot GenPar, LLC

By: /s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr., Managing Member

DONAL R. SCHMIDT, JR.

By: /s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Individually